[ACADIA HEALTHCARE COMPANY, INC. LETTERHEAD]

December 22, 2011

Via EDGAR Submission

Jeffrey P. Riedler

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Acadia Healthcare Company, Inc. (the “Company”)
Registration Statement on Form S-4
Originally Filed December 15, 2011
File No. 333-178524

Dear Mr. Riedler:

The Company is filing with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, and Regulation S-T thereunder, an Amendment No. 1 (the “Amendment”) to its Registration Statement on Form S-4 (File No. 333-178524) (the “Registration Statement”). The Company has reviewed the Staff’s comments in your letter dated December 21, 2011 regarding the Registration Statement and has set forth below its responses to the comments.

Supplemental Letter

1.	We note that you are registering the senior notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response:

The Company is furnishing a supplemental letter containing the requested statements and representations to the Staff today.

Exhibit 5.1

2.	We note the statement in your Exhibit 5.1 legal opinion that Kirkland & Ellis LLP “has not independently established or verified any facts relevant to the opinion…” Please delete this language, as we consider it to be an inappropriate disclaimer of counsel’s obligation to independently investigate and perform due diligence to support its opinion.

Jeffrey P. Riedler

U.S. Securities and Exchange Commission

December 22, 2011

Response:

Kirkland & Ellis LLP has made the requested revision in response to the Staff’s comment. Please see Exhibit 5.1 to the Amendment.

*    *    *    *    *

Jeffrey P. Riedler

U.S. Securities and Exchange Commission

December 22, 2011

The Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

In the event that you have any additional questions, please contact me directly at (615) 861-7303.

Sincerely,

/s/ Christopher L. Howard
Christopher L. Howard
Executive Vice President, General Counsel and Secretary
Acadia Healthcare Company, Inc.

cc: Elisabeth	M. Martin (Kirkland & Ellis LLP)